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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 1998

                               ANSALDO SIGNAL N.V.
                               -------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands

                     (Address of principal executive office)


               Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F [X]                 Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes  [ ]                                No  [X]

                         This document contains 5 pages.

                               ANSALDO SIGNAL N.V.



                                                                         Contact
                                                                         -------
                                                             Anthony A. Florence
                                                           Phone: (412) 688-2102
                                                             Fax: (412) 688-2518



                 ANSALDO SIGNAL ANNOUNCES SECOND QUARTER RESULTS
================================================================================
12 AUGUST, 1998 (AMSTERDAM, THE NETHERLANDS):

Ansaldo Signal N.V. (Nasdaq: ASIGF) today announced its unaudited results for the second quarter and six months ended June 30, 1998. The company said that the results confirmed its expectations of improving performance and achieving a break-even quarter by mid-year 1998.

Net income in the second quarter was $115,000 or $0.01 per share, compared to a loss of ($638,000) or ($0.03) per share for the second quarter ended June 30, 1997. In the first six months of 1998, net income was a loss of ($384,000) or ($0.02) per share, compared to a 1997 loss of ($6,033,000) or ($0.29) per share.

Income from operations in the second quarter of 1998 was $2,735,000, compared to a loss of ($710,000) for the second quarter 1997. In the first six months of this year, income from operations was $4,813,000 versus a loss of ($5,958,000) in 1997.

Second quarter revenues were $90,660,000 compared to $85,783,000 for the second quarter 1997. In the first six months of 1998, revenues were $162,705,000 versus $155,511,000.

Backlog on June 30, 1998 was $761,289,000 compared to $773,062,000 at end-of-year 1997.

Commenting on the second quarter and first half of 1998, Ansaldo Signal's president and chief executive officer James Sanders said, "The results confirm the credibility of our forecasts through mid-year and position us well to achieve expectations for the full year 1998, both in terms of market presence and profitability."

Sanders noted that Ansaldo Signal's subsidiaries experienced continuing success in new orders during the first six months of 1998. New order intake totaled $170,591,000 from a wide variety of customers in Europe, North America and Asia.

Sanders noted that Ansaldo Segnalamento Ferroviario ("ASF"), the Italian subsidiary, won several contracts from the Italian State Railways, while the French subsidiary CSEE Transport S.A. ("CSEE") won contracts from the Hong Kong Mass Transit Railway Corporation and the Shenyang Railway Administration in China. AT Signal System AB ("ATSS"), the Scandinavian subsidiary, won contracts from the Danish and Swedish Railways and from the Norwegian Railways, while Union Switch &


       ANSALDO SEGNALAMENTO FERROVIARIO S.P.A. -- CSEE TRANSPORT S.A. --
                           UNION SWITCH & SIGNAL INC.
                   US&S PTY. LTD. -- AT SIGNAL SYSTEM A.B. --
                  ANSALDO TRASPORTI SIGNALLING (IRELAND) LTD.

                               ANSALDO SIGNAL N.V.


PRESS RELEASE                                                             PAGE 2
================================================================================

Signal ("US&S"), the North American subsidiary, won contracts from the Metropolitan Atlanta Rapid Transit Authority, the Metro-Dade County Transit Authority and the Delaware River Port Authority. The Australasian subsidiary Union Switch & Signal Pty. Ltd. ("US&S PTY") won contracts from Hamersley Iron and Queensland Rail Ltd.

Sanders also noted that the company's mid-year results included two non-recurring items.

In June 1998, in order to reduce debt and improve the balance sheet, the Company restructured the financing of the Union Switch & Signal Systems and Research Center in Pittsburgh. This resulted in the Company realizing a $980,000 gain on the restructuring. The Company will continue to occupy the building under the terms of a long term operating lease.

The company's performance this year also benefited from a one-time gain realized in the French operations of $989,000 due to forgiveness of an R&D related loan which was accounted for as a reduction to the Company's R&D expenses.

Sanders said that the company undertook several initiatives to improve its regional market penetration. Ansaldo Signal opened a representative office in Korea and increased the company's focus on the Scandinavian market, naming Paolo Bianchi to the newly created position of Vice President, Scandinavian Region.

Sanders also noted that Sergio De Luca had been named managing director of the Italian region which includes Ansaldo Segnalamento Ferroviario, and that John Mandelli had been named president and chief operating officer of the North American region, including Union Switch & Signal Inc. These appointments are expected to be confirmed at the next meeting of the Boards of Directors of the respective companies.

Ansaldo Signal (Nasdaq: ASIGF) offers signaling automation and control systems, products, services and maintenance to rail-based customers around the world. Based in Schiphol, The Netherlands, it is affiliated with Finmeccanica/Ansaldo Trasporti.

THE STATEMENTS IN THIS RELEASE RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE ITEMS WHICH HAVE PREVIOUSLY BEEN INCLUDED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                  #                   #                   #


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                               ANSALDO SIGNAL N.V.


PRESS RELEASE                                                             PAGE 3
================================================================================





                               ANSALDO SIGNAL N.V.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                             UNAUDITED
                                                                                             ---------
                                                                        THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                                        ------------------                  ----------------
                                                                    JUNE 30,          JUNE 30,          JUNE 30,         JUNE 30,
                                                                      1998              1997              1998             1997
                                                                 ------------      ------------      ------------      ------------

Revenue ....................................................     $     90,660      $     85,783      $    162,705      $    155,511
Cost of revenue ............................................           72,720            68,754           129,975           127,792
                                                                 ------------      ------------      ------------      ------------
         Gross profit ......................................           17,940            17,029            32,730            27,719

Operating expenses:
     Selling, general and administrative ...................           11,824            13,889            22,795            27,730
     Research and development - net ........................            3,381             3,850             5,122             5,947
                                                                 ------------      ------------      ------------      ------------
         Operating expenses ................................           15,205            17,739            27,917            33,677
                                                                 ------------      ------------      ------------      ------------

         Operating income (loss) ...........................            2,735              (710)            4,813            (5,958)

Interest expense ...........................................            2,519             2,352             4,749             4,444
Other non-operating (income) expense .......................           (2,148)           (1,955)           (1,850)           (1,848)
                                                                 ------------      ------------      ------------      ------------

         Income (loss) before income taxes and equity in net
              earnings (losses) of affiliates ..............            2,364            (1,107)            1,914            (8,554)
Provision for (benefit from) income taxes ..................            2,329              (245)            2,610            (2,297)
                                                                 ------------      ------------      ------------      ------------
         Income (loss) before equity in net
              earnings (losses) of affiliates ..............               35              (862)             (696)           (6,257)
Equity in net earnings of affiliates .......................               80               224               312               224
                                                                 ------------      ------------      ------------      ------------
         Net income (loss) .................................     $        115      $       (638)     $       (384)     $     (6,033)
                                                                 ============      ============      ============      ============

         Basic and dilutive net income (loss)
              per common share .............................     $       0.01      $      (0.03)     $      (0.02)     $      (0.29)
                                                                 ============      ============      ============      ============

Basic weighted average number
     common shares outstanding .............................       20,488,750        20,488,750        20,488,750        20,488,750
                                                                 ============      ============      ============      ============

Dilutive weighted average number
     common shares outstanding .............................       20,488,750        20,488,750        20,488,750        20,488,750
                                                                 ============      ============      ============      ============

                               ANSALDO SIGNAL N.V.


PRESS RELEASE                                                             PAGE 4
================================================================================


                               ANSALDO SIGNAL N.V.
                           CONSOLIDATED BALANCE SHEET
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                    UNAUDITED
                                                                                    ---------
                                                                             JUNE 30,      DECEMBER 31,
                                                                               1998           1997
                                                                            ---------       ---------
         ASSETS
Current assets:
     Cash and cash equivalents ........................................     $   4,895      $   4,530
     Receivables - net ................................................        74,990         95,689
     Receivables from parent and affiliates ...........................        10,748         15,761
     Inventory ........................................................        50,917         44,771
     Costs and estimated earnings in excess of billings
         on uncompleted contracts .....................................       185,385        157,008
     Prepaid expenses and other current assets ........................        19,756         25,646
                                                                            ---------      ---------
              Total current assets ....................................       346,691        343,405

Contract receivables - retentions .....................................         9,963         13,370
Property, plant and equipment - net ...................................        34,018         54,302
Intangible assets - net ...............................................        31,473         33,118
Deferred tax asset ....................................................         9,989          9,653
Other assets ..........................................................         4,165          3,318
                                                                            ---------      ---------
              Total assets ............................................     $ 436,299      $ 457,166
                                                                            =========      =========

         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short term borrowings and current obligations under capital leases     $  70,304      $  60,129
     Accounts payable .................................................        82,550         97,844
     Accounts payable - parent and affiliates .........................         2,725          4,465
     Accrued liabilities ..............................................        25,515         24,331
     Reorganization costs accrued .....................................         3,852          4,160
     Billings in excess of costs and estimated earnings
         on uncompleted contracts .....................................        58,780         62,672
                                                                            ---------      ---------
              Total current liabilities ...............................       243,726        253,601

Employee benefits obligations .........................................        21,212         21,304
Contract advances from parent .........................................         2,998          2,998
Other liabilities .....................................................         8,414         10,329
Long-term borrowings and obligations under capital leases .............        27,522         34,003
Payable to parent .....................................................        31,276         32,379
                                                                            ---------      ---------
              Total liabilities .......................................       335,148        354,614
                                                                            ---------      ---------

Shareholders' equity:
     Priority shares, NLG 0.01 par value, authorized 100
         shares, no shares issued and outstanding .....................            --             --
     Common stock, NLG 0.01 par value, authorized 50,000,000
         shares, issued and outstanding 20,448,750 and 20,448,750 .....           120            120
     Additional paid-in capital .......................................       139,999        139,999
     Foreign currency translation adjustments .........................       (11,578)       (10,562)
     Accumulated earnings (deficit) ...................................       (27,390)       (27,005)
                                                                            ---------      ---------
              Total shareholders' equity ..............................       101,151        102,552
Commitments and contingencies .........................................            --             --
                                                                            ---------      ---------

              Total liabilities and shareholders' equity ..............     $ 436,299      $ 457,166
                                                                            =========      =========